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CLIENT/MATTER NUMBER

107787-0107

December 15, 2015

VIA EDGAR

Ms. Suzanne Hayes Assistant Director Office of Healthcare and Insurance Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Rock Creek Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed November 13, 2015 File No. 333-208016

Dear Ms. Hayes:

On behalf of Rock Creek Pharmaceuticals, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter dated December 8, 2015 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) submitted to the U.S. Securities and Exchange Commission (the “Commission”) on November 13, 2015 (Registration No. 333-208016). Simultaneous herewith, the Company is filing Amendment No. 1 to the Registration Statement, and unless otherwise indicated or the context suggests otherwise, references to the “Registration Statement” in this letter refer to Amendment No. 1 being filed on the date hereof. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

General

1.	We note that you are registering the resale of 91,355,522 shares of your common stock. Given the size of the offering relative to the number of shares of common stock outstanding held by non-affiliates, and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you must:

•	File a registration statement for the “resale” offering at the time of each conversion because you are ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(4);

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Suzanne Hayes

December 15, 2015

•	Identify the selling shareholders as underwriters in the registration statement; and

•	Include a fixed price at which the underwriters will sell the securities.

If you disagree with our analysis, please advise regarding your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09.

RESPONSE: In response to this comment, please be advised that, as reflected in Amendment No. 1, the Company has reduced the number of shares being registered in the Registration Statement to 3,626,917 shares, which number is equal to 33.33% of the number of outstanding shares held by non-affiliates of the Company as of the date of the filing of the Registration Statement. In view of this reduction, the Company believes that the offering covered by the Registration Statement is appropriately considered under applicable Commission guidance as a secondary offering by the selling stockholders rather than a primary offering by the Company.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

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